CMG HOLDINGS GROUP, INC.
5601 Biscayne Boulevard
Miami, Florida 33137

January 23, 2012

Filed via EDGAR

Ms.Jennifer Gowetski, Senior Counsel
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:     CMG Holdings Group, Inc.
           File No. 000-51770
           Form 10-K for the year ended December 31, 2010
                   Filed April 21, 2011

Dear Ms. Gowetski:

On behalf of CMG Holdings Group, Inc., Commission File Number 000-51770 (hereinafter "the Company"), I James Ennis, the CFO, hereby in accordance with your letter dated November 8, 2011, state as follows:

●  Form 10-K for the Fiscal Year Ended December 31, 2010

     Financial Statements

Year ended December 31, 2010 compared to the year ended December 31, 2009

     In future Exchange Act reports, we will revise our disclosure to include a detailed analysis of our sources of cash and uses of cash for the next fiscal period. In addition, we will more specifically describe our material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ James Ennis
James Ennis
Chief Financial Officer

cc: Jorge L. Bonilla, Staff Accountant